

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

<u>Via E-mail</u>
Jeffrey Lamberson
President
MIPSolutions, Inc.
3941 Park Dr
Suite 20-196
El dorado Hills, CA 95762

   Re: **MIPSolutions, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed April 20, 2011
      Form 10-Q for Fiscal Quarter Ended March 31, 2011
      Filed May 23, 2011
      File No. 333-141927

Dear Mr. Lamberson:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Mara L. Ransom

          Mara L. Ransom
          Assistant Director